SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the

Securities Exchange Act Of 1934

MFS High Yield Municipal Trust

(Name of Subject Company (Issuer))

MFS High Yield Municipal Trust

(Name of Filing Person (Issuer))

Municipal Auction Rate Cumulative Preferred Shares, Series F, Without Par

(Title of Class of Securities)

59318E201

(CUSIP Number of Class of Securities)

Susan S. Newton

Massachusetts Financial Services Company

500 Boylston Street

Boston, MA 02116

Telephone: (617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$71,250,000 (a)	$8,165.25 (b)

(a) Calculated as the aggregate maximum purchase price to be paid for 3,000 shares in the offer, based upon a price of 95% of the liquidation preference of $25,000 per share (or $23,750 per share). The aggregate maximum purchase price to be paid by each Trust is as follows:

(b) Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1 THROUGH 9 AND ITEM 11.

This Tender Offer Statement on Schedule TO is filed by MFS High Yield Municipal Trust, a Massachusetts business trust (the “Trust”). This Schedule TO relates to the Trust’s offer to purchase for cash up to 100% of its outstanding shares of preferred stock, without par value and a liquidation preference of $25,000 per share, designated Municipal Auction Rate Cumulative Preferred Shares, Series F (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Trust’s Offer to Purchase dated August 9, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Preferred Stock is an amount per share, net to the seller in cash, equal to 95% of the liquidation preference of $25,000 per share (or $23,750 per share), plus any unpaid dividends accrued through September 7, 2012, or such later date to which the Offer is extended. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated August 9, 2012.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Notice of Withdrawal.

(a)(1)(vii)	Script furnished to individuals making solicitations in connection with the tender offer.

(a)(5)(i)	Definitive proxy statement dated August 9, 2012 and filed on Schedule 14A (incorporated by reference to the Trust’s Schedule 14A filed on August 9, 2012).

(a)(5)(ii)	Script furnished to individuals making solicitations in connection with the proxy statement.

(a)(5)(iii)	Press Release issued on August 9, 2012.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MFS High Yield Municipal Trust

By:	/s/ SUSAN S. NEWTON
Name:	Susan S. Newton
Title:	Assistant Secretary and Assistant Clerk

Dated as of: August 9, 2012

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(i)	Offer to Purchase dated August 9, 2012.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Notice of Withdrawal.

(a)(1)(vii)	Script furnished to individuals making solicitations in connection with the tender offer.

(a)(5)(i)	Definitive proxy statement dated August 9, 2012 and filed on Schedule 14A (incorporated by reference to the Trust’s Schedule 14A filed on August 9, 2012).

(a)(5)(ii)	Script furnished to individuals making solicitations in connection with the proxy statement.

(a)(5)(iii)	Press Release issued on August 9, 2012.